SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                                   ----------

                                   FORM 8-A/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                       United Dominion Realty Trust, Inc.
             (Exact name of registrant as specified in its charter)

                 Virginia                                        54-0857512
  (State of incorporation or organization)                     (IRS employer
                                                           identification no.)


10 South Sixth Street, Suite 203, Richmond Virginia                23219-3802
(Address of principal executive offices)                           (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                  Name of each exchange on which
        to be so registered                  each class is to be registered

    Common Stock, $1 par value                   New York Stock Exchange





Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)


                                (Title of class)

         This is an amendment of the registrant's Form 8-A registration statement dated April, 1990, relating to its Common Stock, $1 par value.

Item 1.Description of Registrant's Securities to be Registered.

General

         The Trust has authority to issue 100,000,000 shares of Common Stock. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors. Holders of Common Stock have one vote per share and non-cumulative voting rights, which means that holders of more than 50% of the shares voting can elect all of the directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Trust, holders of Common Stock are entitled to share ratably in the distributable assets of the Trust. Holders of Common Stock do not have preemptive rights.

         Covenants in its loan agreements with certain lenders effectively prohibit the Trust from declaring or paying dividends if, after giving effect thereto (i) a default or "Event of Default under the particular agreement shall have occurred and be continuing, (ii) the Trust would be prohibited from incurring debt under other covenants in such agreement, and (iii):

         (a) in the case of the loan agreement with one insurance company lender, such dividends and other "Restricted Payments" (as defined in such agreement) after July 1, 1991, would exceed the sum of $10,000,000, plus 100% of "Cash Flow" (as so defined) from and after July 1, 1991, to and including the last day of the fiscal quarter immediately preceding payment of such dividends, plus the net cash proceeds received by the Trust from the sale of capital stock after July 1, 1991;

         (b) in the case of the loan agreement with another insurance company lender, such dividends and other "Restricted Payments" (as defined in such agreement) after October 1, 1991, would exceed the sum of $10,000,000 plus 100% of "Cash Flow" (as so defined) from and after October 1, 1991, to and including the last day of the fiscal quarter immediately preceding payment of such dividends, plus the net cash proceeds received by the Trust from the sale of capital stock after March 4, 1992;

         (c) in the case of the loan agreement with a group of insurance company lenders, such dividends and other "Restricted Payments" (as defined in such agreement) declared during the same fiscal year as such dividends would exceed the sum of (A) "Cash Flow" (as so defined) from the beginning of such fiscal year to and including the last day of the completed fiscal quarter immediately preceding the date of payment of such dividends, and (B) the net cash proceeds received by the Trust from the issuance or sale of capital stock after February 24, 1993, plus $20,000,000, minus the total of the amounts, if any, by which "Restricted Payments" declared during each fiscal year subsequent to December 31, 1992, exceed "Cash Flow" for such fiscal year; and

         (d) in the case of the loan agreements with its bank lenders, such dividends and other "Restricted Payments" (as defined in such agreement) after July 1, 1991, would exceed the sum of $10,000,000, plus 100% of "Consolidated Cash Flow" (as so defined) from and after July 1, 1991, to and including the last day of the fiscal quarter immediately preceding payment of such dividends, plus the net cash proceeds received by the Trust from the sale of capital stock after July 1, 1991.

         Notwithstanding such covenants, the Trust may pay dividends required to maintain its qualification as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code").

Preferred Stock

         The Trust is authorized to issue 25,000,000 shares of Preferred Stock, which is issuable without the vote of holders of Common Stock, for any corporate purpose and for whatever consideration the Board of Directors deems appropriate, in one or more series having varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions, as may be determined by the Board of Directors in fixing series characteristics. A series of Preferred Stock could be given more than one vote per share and a series having preferential distribution rights could limit Common Stock distributions and reduce the amount holders of Common Stock would otherwise receive on dissolution of the Trust.

         The Board of Directors has designated 4,600,000 shares of Preferred Stock as the "9 1/4% Series A Cumulative Redeemable Preferred Stock" (the "Series A Preferred"). At September 18, 1995, there were 4,200,000 shares of Series A Preferred outstanding. The Board of Directors may redesignate any unissued shares of Series A Preferred as all or a part of a different series of Preferred Stock.

         Holders of shares of Series A Preferred are entitled to cumulative preferential cash dividends at the rate of 9 1/4% of the liquidation preference per annum (equivalent to $2.3125 per share). In the event of any liquidation, dissolution or winding up of the Trust, the holders of shares of Series A Preferred are entitled to be paid out of the assets of the Trust legally available for distribution to its stockholders a liquidation preference of $25.00 per share, plus accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock. The Series A Preferred is not redeemable prior to April 24, 2000. On and after April 24, 2000, the Trust, at its option, may redeem shares of the Series A Preferred, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accrued dividends. The Series A Preferred has no stated maturity and is not subject to any sinking fund or mandatory redemption (except as described below under "Redemption and Restrictions on Transfer").

Affiliated Transactions

         The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions" designed to deter uninvited takeovers of Virginia corporations. These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. For three years following the time that the Interested Shareholder becomes an owner of 10% of the outstanding voting shares, Virginia corporations cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder absent an exception. The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the law.

         The Virginia Stock Corporation Act also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to cross any of three thresholds (20%, 33 1/3%, or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Trust. An acquiring person may require the Trust to hold a special meeting of shareholders to consider the matter within 50 days of its request.

Redemption and Restrictions on Transfer

         In order to preserve the Trust's status as a REIT under the Code, the Trust can redeem or stop the transfer of its shares. The Trust's Articles of Incorporation provide that the Trust is organized to qualify as a REIT. Because the Code provides that the concentration of more than 50% in value of the direct or indirect ownership of its shares in five or fewer individual shareholders during the last six months of any year would result in the disqualification of the Trust as a REIT, the Articles of Incorporation provide that the Trust shall have the power (i) to redeem that number of concentrated shares sufficient in the opinion of the Board of Directors of the Trust to maintain or bring the direct or indirect ownership of shares into conformity with the requirements of the Code, and (ii) to stop the transfer of shares to any person whose acquisition thereof would, in the opinion of the Trust's Board of Directors, result in such disqualification. The per share redemption price of any shares redeemed by the Trust pursuant to this provision shall be the last reported sale price for the shares as of the business day preceding the day on which notice of redemption is given. The Board of Directors of the Trust can require shareholders to disclose in writing to the Trust such information with respect to ownership of its shares as it deems necessary to comply with the REIT provisions of the Code.

Item 2.Exhibits.

         The following additional exhibit is filed herewith and with the copy hereof filed with the New York Stock Exchange:

         6(a)(3)          Amendment of Articles of Incorporation (filed as
                          Exhibit 1(c) to the Trust's Form 8-A Registration Statement dated April 24, 1995, and incorporated herein by reference.



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           UNITED DOMINION REALTY TRUST, INC.
                                                       (Registrant)



                                           By      s/James Dolphin
                                                     James Dolphin
                                           Senior Vice President and Chief
                                           Financial Officer

Dated:  September 18, 1995